UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL




Date of Request: April 30, 2004

                          Sport Show Promotions, Inc.,
                          ----------------------------
             (Exact name of registrant as specified in its charter)

Nevada                             3949                             74-3004552
------                             ----                             ----------
(State or other         (Primary Standard Industrial           (I.R.S. Employer
jurisdiction of          Classification Code Number)         Identification No.)
incorporation or
organization)

2390 Crocus Drive N, Mandan, North Dakota                                58554
-----------------------------------------                                -----
(Address of registrant's  principal executive office                (Zip Code)
and principal place of business)

                                 (701) 663-1302
                                 --------------
              (Registrant's Telephone Number, Including Area Code)


Securities Act registration statement file number to which this form relates:
333-81472

ITEM 1. Withdrawal of Registration Statement.

On January 28, 2002, Sport Show Promotions, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-81472, with the Securities and Exchange Commission. The Board of Directors of Sport Show Promotions, Inc., have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-81472. None of the shares being offered pursuant to the registration statement have been offered or sold.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Mandan in North Dakota, on April 30, 2004.

                                           Sport Show Promotions, Inc.,
                                           a Nevada corporation


                                           By:      /s/ Clay Koenig
                                                    --------------------------
                                                    Clay Koenig
                                           Its:     President